Exhibit 99.1

PRESS RELEASE

Source: Neptune Technologies & Bioressources Inc.

Neptune makes its recommendations on Bill 157

special consultations at the National Assembly

A Quebec company with unique expertise in oil extraction has global objectives for cannabis

Laval, Québec, CANADA – January 17, 2018 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT) is pleased to announce that it will participate in special consultations on Bill 157, regulating cannabis. Michel Timperio, President of the Cannabis Business division at Neptune, will make a presentation on Wednesday, January 17, 2018, at 2:00 p.m., and will table a submission to the Committee on Health and Social Services of the National Assembly in Québec. It will be possible to listen to the presentation live at http://www.assnat.qc.ca/en/video-audio/en-direct-webdiffusion.html. (in French only).

With the goal of harnessing the potential of its cutting-edge facilities in Sherbrooke and its experience in krill oil production on a global scale, Neptune recently decided to move into cannabis and hemp oil extraction and submitted an application to Health Canada for cannabis oil extraction, in accordance with the Access to Cannabis for Medical Purposes Regulations (ACMPR). As part of this project, Neptune has also announced an investment of $5 million so that its facility in Sherbrooke, which has Good Manufacturing Practice (GMP) certification, can begin extracting cannabis oil in full compliance with regulations.

“Neptune intends to be a very important player in the extraction, refinement, and formulation of cannabis oil both in Quebec and internationally. We are very pleased to be participating in discussions on the legalization of cannabis and to provide assistance to the Quebec government in the establishment of Bill 157. More specifically, we are proud to participate in the reduction of the risks associated with cannabis by prioritizing non-smokable products and promoting products containing CBD,” said Michel Timperio, President of the Cannabis Business division at Neptune.

Neptune plans to extract a range of oils containing tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), a non-psychoactive component used for medical purposes and in several wellness products to help with sleep, stress management, anxiety and pain, among other uses.

Neptune makes several recommendations for Bill 157 in its submission, including the following:

-	To make a distinction between smokable and non-smokable cannabis products, given that oil is considered less harmful because it can be consumed without combustion.

-	To reflect the contribution of cannabis oil to harm reduction by reserving a prominent position for oils in branches of the Société québécoise du cannabis (SQC) and on its website.

-	To make a distinction between products containing THC and those containing only CBD, which should be reflected in the way they are regulated and in access to different distribution networks.

-	To encourage the emergence of a cannabis and hemp industry in Quebec, in particular by creating a category of products “Made in Quebec” at the SQC.

-	To allocate funding for an “Institute for evidence on cannabinoids” from the Cannabis Prevention and Research Fund created by Bill 157 to ensure that the information made public on the SQC website, and on which training for its staff will be based, is objective and in line with science that is rapidly and constantly evolving.

The submission and the video of the presentation will be available on the website of the Committee on Health and Social Services at http://www.assnat.qc.ca/en/travaux-parlementaires/commissions/csss/mandats/Mandat-38809/index.html. (in French only)

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

Neptune is part of the Green Valley Consortium, a strategic partnership between Université de Sherbrooke, Sherbrooke Innopole and several actors in the cannabis industry to promote research and development of cannabis products as well as a dynamic economic and academic environment in the Sherbrooke region.

Neptune is also pursuing opportunities in the prescription drug markets, through its 20% investment in Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products for medical use, as well as the results of any clinical trials associated thereto.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com